Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Canopy Growth Corporation

We, KPMG LLP, consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-253399) and Form S-8 (Nos. 333-251379 and 333-229352) of Canopy Growth Corporation (the “Company”), of our reports dated May 31, 2022, with respect to the consolidated financial statements of the Company, which comprise the consolidated balance sheets as at March 31, 2022 and March 31, 2021, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2022, and the related notes, and the effectiveness of internal control over financial reporting as of March 31, 2022, included herein.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Ottawa, Canada

May 31, 2022